Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

RECEIVED
2005 NOV -8 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 1, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

SUPPL

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

05012373

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Adjustment of Dividend Forecast for the Year ending March 31, 2006 (58th Term)**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

PROCESSED
NOV 09 2005
THOMSON FINANCIAL

To Our Shareholders

October 25, 2005

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
(Code No. 5208 Tokyo Stock Exchange, 1st Section)
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Adjustment of Dividend Forecast for the Year ending March 31, 2006 (58th Term)

The Company adopted a resolution at the board of directors' meeting, held on October 25, 2005, that the forecast of dividend per share at the end of the year ending March 31, 2006 (58th Term) shall be adjusted as follows and we hereby announce it.

1. Reason for Adjustment of Dividend Forecast

We adjusted the dividend forecast as follows, based on an adjustment of the forecast of business results for the full-year, made as of October 19, 2005.

2. Details of Adjustment

(Unit: Yen)

	Interim dividend per share	Dividend per share at the end of year	Annual dividend per share
Forecast previously announced (Announced as of April 26, 2005)	0.00	59.00	59.00
Adjustment this time	0.00	30.00	30.00
Results of the previous year (Year ended March 31, 2005)	0.00	59.00	59.00